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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment NO. 3)

                        STATE AUTO FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   85570710500
                      (CUSIP Number of Class of Securities)

                            F. Ronald O'Keefe, Esq.
                            Hahn Loeser & Parks LLP
                                 3300 BP Tower
                               200 Public Square
                           Cleveland, Ohio 44114-2301
                                 (216) 621-0150


                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                   JUNE 5,2003
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].



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CUSIP No. 85570710500

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

      GREGORY M. SHEPARD

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]

                                                                         (b) [ ]


3.    SEC USE ONLY

4.    SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                             [x]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA

NUMBER OF SHARES       7.       SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   2,000,000
REPORTING PERSON
                       8.       SHARED VOTING POWER WITH

                                -0-

                       9.       SOLE DISPOSITIVE POWER

                                2,000,000

                      10.       SHARED DISPOSITIVE POWER

                                -0-



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.11%

14.   TYPE OF REPORTING PERSON

      IN


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                                 SCHEDULE 13D/A

This Amendment No. 3 to Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of updating Item 7 hereof with respect to his shares of common stock, no par value ("Shares") of State Auto Financial Corporation ("STFC").

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.7 Letter to Board of Directors of State Automobile Mutual Insurance Company and Board of Directors of STFC.





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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 5, 2003

/s/ Gregory M. Shepard
------------------------
Gregory M. Shepard




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                                  EXHIBIT INDEX

7.7 Letter to Board of Directors of State Automobile Mutual Insurance Company and Board of Directors of STFC




                                   Page 5 of 5